UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1. Approval of Financial Statements for the 42nd Fiscal Year (2025): approved as originally submitted (with [70.9]% of issued and outstanding shares with voting rights (or [96.5]% of such shares that actually exercised voting power) voting in favor)

The 42nd Fiscal Year (Fiscal Year ended December 31, 2025)
(in millions of Won, except for basic earnings per share)

Consolidated	- Total Assets	30,107,783	- Operating Revenue	17,099,213
	- Total Liabilities	17,152,491	- Operating Income	1,073,215
	- Share Capital	30,493	- Profit for the Year	375,084
	- Total Equity	12,955,292	- Basic Earnings per Share (Won)	1,825

Separate	- Total Assets	25,148,736	- Operating Revenue	12,051,068
	- Total Liabilities	13,157,686	- Operating Income	811,842
	- Share Capital	30,493	- Profit for the Year	410,795
	- Total Equity	10,991,050	- Basic Earnings per Share (Won)	1,836

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea (2) Opinion of independent auditors: Unqualified

Approval of Cash Dividends

(in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	—
			Interim Dividends	1,660
		Preferred Stock	Year-end Dividend	—
			Interim Dividends	—
	Total Cash Dividend			353,550,576,500
	Market Dividend Rate (%) (including interim dividends)		Common Stock	3.1
			Preferred Stock	—

2. Amendments to the Articles of Incorporation: approved as originally submitted (with [73.4]% of issued and outstanding shares with voting rights (or [99.9]% of such shares that actually exercised voting power) voting in favor)

3. Approval of Reduction of Capital Reserve: approved as originally submitted (with [73.4]% of issued and outstanding shares with voting rights (or [99.9]% of such shares that actually exercised voting power) voting in favor)

4-1. Appointment of an Executive Director (Jung, Jaihun): approved as originally submitted (with [73.3]% of issued and outstanding shares with voting rights (or [99.8]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Jung, Jaihun	3 years	2025 - Present 2024 - 2025 2024 2022 - 2023 2021 - 2022 2020 – 2021 2019 2017 – 2018

Chief Executive Officer, SK Telecom

Chief Governance Officer, SK Telecom

Head of External Affairs, SK Telecom

Director of Investment Support Center, SK Square; Head of Transformation Initiative, SK Telecom

Head of Legal Affairs and Director of Investment Support Center, SK Square

Head of Legal Group 2, SK Telecom

Presiding Judge, Seoul Central District Court

Director General of the Information Technology Bureau, National Court Administration of the Supreme Court of Korea

Newly appointed

4-2. Appointment of an Executive Director (Han, Myung Jin): approved as originally submitted (with [72.1]% of issued and outstanding shares with voting rights (or [98.1]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Han, Myung Jin	3 years	2025 - Present 2024 - 2025 2024 2021 - 2023 2019 - 2020 2016 - 2018

Head of MNO Company-in-Company Unit, SK Telecom

Representative Director and Chief Executive Officer, SK Square

Director of Investment Support Center, SK Square

Chief Strategy Officer, SK Telecom

Head of MNO Business Support Group, SK Telecom

Head of Global Business Development Division; SK Telecom

Newly appointed

4-3. Appointment of a Non-executive Director (Yoon, Poong Young): approved as originally submitted (with [73.1]% of issued and outstanding shares with voting rights (or [99.5]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Yoon, Poong Young	3 years	2025 - Present 2023 - 2025 2021 - 2022 2019 - 2021 2018 2016 - 2017

President of SUPEX Council Project

Chief Executive Officer, SK AX

Chief Investment Officer, SK Square

Head of Corporate Center, SK Telecom

Head of PM Group, SK Telecom

Head of Planning Division, SK C&C

Newly appointed

4-4. Appointment of an Independent Non-executive Director (Oh, Alice Haeyun): approved as originally submitted (with [71.3]% of issued and outstanding shares with voting rights (or [97.1]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Oh, Alice Haeyun	3 years	2008 - Present 2025 - Present 2018 - 2024 2021 - 2023 2020 - 2022 2001 - 2002

Professor of Computing, KAIST

Head of Global Cooperation Subcommittee, National AI Strategy Committee

Director, KAIST Center for MARS Artificial Intelligence Research

President and Vice President, KAIST Artificial Intelligence Research Institute

Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution

Researcher, Hewlett-Packard

Reappointed

4-5. Appointment of an Independent Non-executive Director (Lee, Seong Yeob): approved as originally submitted (with [73.3]% of issued and outstanding shares with voting rights (or [99.8]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Lee, Seong Yeob	3 years	2019 - Present 2025 - Present 2025 - Present 2022 - Present 2004 - 2015 2001 - 2004

Professor of Graduate School of Management of Technology, Korea University

President, Korea Information & Communication Technology Law Association

Honorary President, Korea Data Artificial Intelligence Law and Policy Society

Civilian Chair, Personal Information Regulation Review Committee, Personal Information Protection Commission

Foreign Attorney (U.S.), Kim & Chang

Senior Government Official, Office for Government Policy Coordination, Prime Minister’s Secretariat

Newly appointed

5. Appointment of an Independent Non-executive Director and Audit Committee Member (Lim, Tay Seop): approved as originally submitted (with [61.0]% of issued and outstanding shares with voting rights (or [99.6]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Lim, Tay Seop	3 years	2017 - Present 2016 - 2017 2013 - 2015 2010 - 2012 2008 - 2010 2001 - 2008

Professor of Graduate School of Business, Sungkyunkwan University

Partner, CobaltSky Partners Ltd.

Representative Director, Macquarie Securities Korea Limited

Chief Executive Officer, Goldman Sachs Asset Management Korea

Partner, Sofaer Global Research in Hong Kong

Co-Head of Branch, Goldman Sachs (Asia) L.L.C. (Seoul Branch)

- Newly appointed - Non-executive Director of Global Gourmet Services Co., Ltd.

6. Appointment of an Audit Committee Member (Lee, Seong Yeob): approved as originally submitted (with [99.6]% of issued and outstanding shares with voting rights (or [61.0]% of such shares that actually exercised voting power) voting in favor)

Name	Terms	Business Experience		Remark
		Period	Contents
Lee, Seong Yeob	3 years	2019 - Present 2025 - Present 2025 - Present 2022 - Present 2004 - 2015 2001 - 2004

Professor of Graduate School of Management of Technology, Korea University

President, Korea Information & Communication Technology Law Association

Honorary President, Korea Data Artificial Intelligence Law and Policy Society

Civilian Chair, Personal Information Regulation Review Committee, Personal Information Protection Commission

Foreign Attorney (U.S.), Kim & Chang

Senior Government Official, Office for Government Policy Coordination, Prime Minister’s Secretariat

Newly appointed

7. Approval of the Ceiling Amount of Remuneration for Directors: approved as originally submitted (with [73.2]% of issued and outstanding shares with voting rights (or [99.6]% of such shares that actually exercised voting power) voting in favor)

8. Approval of the Plan for Holding and Disposal of Treasury Shares: approved as originally submitted (with [72.2]% of issued and outstanding shares with voting rights (or [98.3]% of such shares that actually exercised voting power) voting in favor)

Related disclosure: see Current Report titled “Resolution to Call the Annual General Meeting of Shareholders” furnished by the registrant on Form 6-K dated February 25, 2026 and Amendment No. 1 to Current Report titled “Amendment Regarding Resolution to Call the Annual General Meeting of Shareholders” furnished by the registrant on Form 6-K/A dated March 5, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: March 26, 2026